UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Asia

Veolia renews 138-million-euro urban cleaning services contracts in Singapore

Singapore’s National Environment Agency has awarded Veolia with the renewal of two contracts for the Central region’s public cleansing services. These contracts will generate revenue of 138 million euros over six years.

In 2013, Singapore’s National Environment Agency (NEA) issued two tenders for public cleaning services for the Central region (Central-South & Central-North). The NEA has been seeking to improve efficiency by incorporating a new approach towards an integrated and comprehensive public cleansing services under one specialized contractor. The two tenders on Central-South and Central-North therefore incorporate this integrated approach. Both contracts have been awarded to Veolia and start as of April 1st.

Within the framework of these two new contracts, Veolia will provide for mechanical sweeping of public roads, pedestrian thoroughfare, footpath and overhead bridge. Under NEA’s new integrated approach, Veolia will also ensure drain cleansing, canal flotsam removal in major canals leading to Singapore’s rivers, and estate management for public car parks, vacant land, parks and electrical sub-stations.

“Veolia has renewed its offers to be closer to its clients’ needs. These contracts further show Veolia’s ability to deliver concrete and reliable solutions to the challenges that major cities face today,” said Antoine Frérot, Chairman and CEO of Veolia Environnement. “I am delighted and proud that Veolia has been chosen by the National Environment Agency to continue and support Singapore, through our expertise and know-how, in maintaining its worldwide reputation as one of the cleanest cities in the world.”

Veolia’s expertise and accreditation in Singapore allowed for this gain of contracts. Veolia has been the first, within the public cleansing sector, to develop a Quality Management System and thereafter, the first company to be certified ISO9000 for this activity. Veolia was also the first and only public cleansing service provider to be accredited with Clean-Mark Award (GOLD) by Singapore’s NEA in 2013. The award certifies Veolia’s strong commitment towards training of workers and structured remuneration standards for employees. Moreover, the company’s high standards in safety, quality and customer service have been recognized by the NEA through the accolade of “Best Cleaner’s Award” for the past two years, under Singapore’s “Clean & Green” campaign.

Consequently, Veolia’s distinct services have been recognized by major international and local event hosts, who have been engaging Veolia’s services for over half a decade. These major events include the Formula One Grand Prix, the Youth Olympics Games, the Standard Chartered Marathon, the National Day Parade and the Chinese New Year celebration at Chinatown.

Veolia has been providing public cleansing services throughout Singapore since 2002 and is presently the market leader with approximately 70% market share. Veolia has already been awarded a public cleansing services contract for the Central region of Singapore in 2008.These renewed contracts highlight NEA’s trust and confidence in Veolia, as well as allowing for the company to continue providing its high quality public cleansing services to the Central region.

Moreover, Veolia is one of the largest waste management companies in Singapore. It provides waste management services, including collection, public cleaning, sorting, recycling, toxic waste treatment and industrial services to municipal, commercial and industrial customers. Veolia operates six sites which includes a material recovery facility and has a strong fleet of vehicles and manpower for its operations. Revenues in the country amounted to 57 million euros in 2013.

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Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenue currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Group Media Relations Laurent Obadia Sandrine Guendoul Stéphane Galfré Tel.: +33 (0)1 71 75 12 52 / 19 27 Veolia Asia Media Relations Justine Shui Tel.: +852 2167 1158 justine.shui@veolia.com	Analysts & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel.: + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (United States) Tel.: + 1 312 552 2890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 19, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer